EXHIBIT 10.24

September 13, 2001

Dave Nagel, Ph.D.
66 Pennsylvania Avenue
Los Gatos, CA 95030

Dear Dave:

This letter amends and restates in its entirety that certain letter dated August 10, 2001 between you and Palm. All terms of the prior letter are replaced by the terms of this letter.

It is my pleasure to extend a revised offer of employment to you with Newco, Inc. (“Newco”), an initially wholly-owned subsidiary of Palm to be formed as soon as possible but in any case no later than December 31, 2001. You currently serve as Chairman of the recently formed Platform Solutions Group Committee of the Palm Board of Directors. In addition, you will become the CEO, President, and a director of Newco, reporting to the Board of Directors of Newco. In that dual capacity, your duties will be two-fold: first, you will oversee the proposed separation of the Palm Solutions Group business from Palm, in a way that maximizes the interest of Palm shareholders, reporting directly to the Palm Board of Directors. The separation process may include a legal separation, third party investments by strategic partners, sub-IPO and spin-off. To this end, Palm currently intends to complete the items listed on Exhibit A by no later than December 31, 2001. Second, you will be responsible for Newco, reporting directly to the Newco Board of Directors, initially consisting of three members.

Your starting salary will be $620,000.00 per year ($51,666.66 monthly) payable semi-monthly to be paid by Palm and/or Newco. You will also be eligible to participate in a Newco discretionary cash bonus plan. For purposes of this offer, the Newco discretionary bonus plan shall be assumed no worse than the equivalent Palm bonus plan. As a point of reference, for fiscal 2002, the Palm bonus plan offers the opportunity to earn a bonus with a target amount of 70% of base salary; actual payments being based on various factors, including company and individual performance, and paid semi-annually. Your individual performance targets will be set by the Board of Newco during the second quarter of FY 2002. Any bonus earned will be prorated and paid depending upon targets achieved at the time Newco is fully established as an independent subsidiary.

A stock option plan for Newco will be established promptly following Newco’s formation, both of which shall occur as soon as possible but in any case no later than December 31, 2001. Upon establishing the plan and upon receipt of the required approval by Newco’s board of directors, you shall receive an option for a number of shares equal to six point five percent (6.5%) of the shares of Newco (the “Newco Grant”) on the date the option is granted, calculated on a fully-

diluted basis assuming convertibility of all other forms of security into common stock, including but not limited to the shares owned or controlled by Palm and the amount expected to be set aside in the initial option pool for employees, directors and consultants. Such stock option shall provide for four-year vesting and other terms, all in accordance with Palm’s standard policies and assuming your continued employment with Newco (but subject to the other provisions of this letter). Vesting will begin effective upon the date of grant of your option. The option’s per share exercise price will equal the fair market value per share of Newco common stock on the date of grant, as determined by the Newco Board (and taking into consideration the value of the assets to be contributed to Newco by Palm). By mutual consent Palm and/or Newco will have the right to repurchase the option (and any shares acquired upon exercise of the option) by paying you the fair market value (at the time of repurchase) of the stock covered by the option, minus the exercise price otherwise paid or payable. If necessary or appropriate to preserve favorable tax treatment for the spin-off of Newco, changes may be made in the option terms described above (but without materially diminishing the potential value of the option).

You will also receive two restricted stock grants (“Restricted Stock Grants”) of Palm shares. The first grant of 50,000 shares will be scheduled to “cliff vest” two (2) years after grant and will accelerate vesting upon the successful release to the market of the first Palm ARM-based OS, currently referred to as Hercules 1.0 or its equivalent. The second grant of 100,000 shares will be scheduled to vest annually at the rate of 50% per year. Except as provided herein, vesting of such awards is dependent on your continued employment with Newco. Your purchase price for the shares will equal the par value of the shares ($0.001 per share). The Restricted Stock Grants shall vest in full on the date of your involuntary termination for a reason other than Cause or death. Two years from your date of hire, we will calculate the value of your Restricted Stock Grants (150,000 shares in aggregate) based on the then current market price of Palm stock. If the total fair market value of the 150,000 shares of Palm on such date is less than $2.0 million, you will receive a cash payment on September 15, 2003 equal to the difference between $2.0 million and the fair market value of the 150,000 shares. Except as provided herein, this cash payment is also dependent on your continued employment with Newco.

We are pleased to offer you a sign-on/retention bonus of $200,000.00, payable over the next 18 months, contingent upon your continued employment with Newco (“Sign-On/Retention Bonus”). You will receive $50,000.00 (25%) of this bonus within 30 days of commencing your position as CEO and President of Newco. You will receive the next $50,000.00 (25%) six months after such commencement date; the next $50,000.00 (25%) one year after such commencement date, and the final $50,000.00 (25%) 18 months after such commencement date. By signing this letter below, except as provided herein, you agree to repay the amount of the Sign-On/Retention Bonus received if you voluntarily leave Newco within one year of the effective date of your hire.

Newco shall offer you the same benefits it provides to its other senior executives. If Newco does not have its own benefit programs, you will participate in the Palm benefit plans on the same terms as Palm’s senior executives (but excluding incentive and equity compensation programs.) You also shall receive 28 days of combined time off and holidays, and other benefits as established by Newco (including any sabbatical program). Your benefits will depend upon the terms of the benefit plans and programs as they may exist from time to time. Until Newco establishes comparable benefits, you shall be covered by Palm’s benefit plans including medical coverage.

Your employment is expressly contingent upon the acceptable results of a background check. Any falsification of an applicant’s employment history or educational background will result in withdrawal of the offer and or termination of employment, if hired.

As a condition of employment, you must sign a Conflicts, Confidential Information And Assignment Of Invention Agreement as provided by Newco and Palm stating, among other things, that you will keep confidential company information of Newco and Palm throughout and beyond your employment. This offer of employment is also contingent upon receipt of satisfactory proof of identification and work authorization as required by the Immigration Reform and Control Act of 1990, and the receipt of satisfactory references.

The terms and conditions of your proposed employment with Newco in this letter supersede any contrary verbal representations concerning conditions of employment. While we are confident that we will have a mutually beneficial employment relationship, employment with Newco is voluntary and at-will. This means that you are free to resign at any time. Similarly, Newco is free to terminate your employment relationship, with or without Cause or notice, at any time. Exceptions to this employment-at-will policy may be made only by a written agreement signed by Newco’s Board of Directors.

If Palm or Newco terminates your employment relationship without cause, you shall be paid all base salary and your prorated bonus calculated at 100% of target or greater percentage if then applicable through the date of termination in addition to any other amounts then earned, vested or due, including but not limited to stock, expenses, vacation, sabbatical and other benefits. In addition, you shall be paid an amount equal to two hundred percent (200%) your then current annual salary and your then current annual bonus calculated at one hundred percent (100%) of target in a lump sum. Newco shall also accelerate the vesting of your initial Newco option grant as if you had continued as an employee of Newco for two additional years following your termination, and shall continue all medical, dental and related benefits at active employee rates for two years from your termination. Furthermore, Palm shall accelerate the vesting of your Stock Grant as if you had continued as an employee for two additional years following your date of termination and shall make any required cash payment if your Restricted Stock Grants are less than $2 million on the date of termination, and such amount has not been paid. Finally, your obligation, if any, to repay the Sign-On/Retention Bonus shall be waived. The above amounts and benefits paid or extended to you upon Newco’s termination of your employment relationship without Cause shall hereinafter be referred to as “Severance Benefits.”

For purposes of this Agreement, “Cause” shall mean:

1.	failure to perform (other than due to mental or physical disability or death) the duties of your position (as they may exist from time to time) to the reasonable satisfaction of Palm or Newco after receipt of a written warning and a reasonable opportunity to cure;

2.	any act of dishonesty taken in connection with your responsibilities as an employee that is intended to result in your substantial personal enrichment;

3.	your conviction or plea of no contest to a crime that negatively reflects on your fitness to perform your duties or harms Palm’s or Newco’s reputation or business;

4.	willful misconduct by you that is injurious to Palm’s or Newco’s reputation or business; or

5.	your willful violation of a material employment policy.

For purposes of this definition, an act or failure to act shall be deemed “willful” if effected not in good faith or without reasonable belief that such action or failure to act was in the best interests of Palm or Newco.

Anything herein to the contrary notwithstanding, your employment shall not be terminated for Cause, unless written notice stating the basis for the termination is provided to you and you are given fifteen (15) days after receipt of such notice to cure,, and you have had an opportunity to be heard by a quorum of the Board and, after such hearing, the Board votes to terminate you for Cause.

You shall also have the right for “Good Reason” to resign from Newco and to receive the “Severance Benefits” provided herein. For the purposes of this Agreement, Good Reason shall mean without your express written consent:

1.	Any material reduction in your title, duties, authority or responsibilities;

2.	Any change in reporting such that you do not report to the Board of Directors of your employer or the parent corporation of your employer;

3.	The failure of Palm within six months to take all reasonably necessary actions to capitalize Newco sufficient to operate for one year as determined by Newco’s Board, including the actions listed on Exhibit A; provided, however that you must have completed the actions described in Exhibit B by the specified deadlines and to the satisfaction of Newco’s Board;

3.	Reduction of your base salary other than reduction by Newco with respect to all executive officers as a part of a general readjustment of their compensation levels;

4.	Any material reduction, without good business reason, of facilities, assistance and perquisites (including office space and location) available to you immediately prior to such reduction;

5.	Palm’s or Newco’s failure to provide you with benefits at least equal to those provided to other senior executives of Newco;

6.	The relocation of your office more than 50 miles from its then present location; or

7.	Failure of Newco to obtain assumption of this Agreement by any successor in interest to all or substantially all of the assets or business of Newco upon merger, consolidation, sale or similar transaction (unless you remain in a comparable position with Palm (or a successor) and your new employer assumes this Agreement).

For the purpose of any determination regarding the applicability of the immediately preceding events, the position taken by you shall be presumed to be correct unless Newco establishes by clear and convincing evidence that such position is not correct. Your continued employment shall not constitute a consent to a waiver of your rights to assert Good Reason hereunder nor shall your death or disability terminate the right of your estate or heirs to assert Good Reason if such right exists at the time of your death or disability.

Palm currently is amending the form of Change of Control agreement provided to its senior executives. You also will receive one of those agreements. However, please be aware that benefits under your Change of Control agreement will be offset by your benefits under this Agreement. Your severance benefits under this Agreement (whether or not a Change of Control has occurred) generally will be more favorable than under your Change of Control agreement.

In the event that the benefits provided for in this Agreement or otherwise payable to you constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to the excise tax imposed by Section 4999 of the Code, then you shall receive (i) a payment from Newco or Palm sufficient to pay such excise tax, plus (ii) an additional payment from Newco or Palm sufficient to pay the excise tax and federal and state income and employment taxes arising from the payments made to you pursuant to this sentence. Unless Newco or Palm and you otherwise agree in writing, the determination of your excise tax liability and the amount required to be paid under this paragraph shall be made in writing by Newco or Palm’s independent auditors who are then primarily used by either such company as the case may be (the “Accountants”). For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Newco or Palm shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. Newco or Palm shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.

You shall not be required to mitigate the value of any of the benefits contemplated by this Agreement, nor shall such benefits be reduced by any earnings or benefits that you may receive from any other source.

Consent is given to your membership on the Board of Directors for Liberate, RespondTV and Arcsoft. Your activities on behalf of such Boards shall not interfere with any your obligation to spend all or substantially all of your business time on behalf of Newco. If any term or provision of this Agreement shall be inconsistent or less favorable than any term or provision of any other agreement or document including, but not limited to, Bonus Plan, Restricted Stock Agreement, Stock Option Agreement or other matter, the terms and provisions of this Agreement shall preempt such inconsistent or less favorable terms or provisions.

Newco or Palm shall pay your reasonable attorneys’ fees and expenses (not to exceed $7,500) in connection with the negotiation of this Agreement.

This offer of employment is open for a period of 5 working days from the date of this letter. Within this time period, I would appreciate your confirming your acceptance by singing on the space provided and returning this letter to me, indicating your proposed start date.

Let me close by reaffirming our belief that the skill and background you bring to Palm Inc. and Newco will be instrumental to the future success of the Company. It is the collective belief of the Palm Board of Directors that your acceptance of this offer will be in the best interest of Palm shareholders. I look forward to working with you very soon.

Sincerely,

Eric Benhamou
Chairman of the Board of Directors, Palm, Inc.

I accept the offer of employment at Palm Inc. based on the terms described in this offer letter. I propose a start date of September 14, 2001.

Signature /s/	David C. Nagel David C. Nagel	Date	Oct. 1, 2001

EXHIBIT A

ACTIONS REQUIRED TO BE TAKEN BY PALM
CONCERNING SEPARATION OF NEWCO

1.	Board Resolution authorizing separation of Newco from Palm
2.	Public announcement required under Rule FD by the SEC
3.	Report of the PSG Committee of the Palm Board of Directors describing with particularity the nature of the assets/consideration/business operations intended to be spun-off
4.	Establishment of schedule to take action on report of PSG Committee of the Palm Board of Directors, towards the establishment of Newco as an independent subsidiary

EXHIBIT B

ACTIONS REQUIRED TO BE TAKEN BY DAVE NAGEL
CONCERNING SEPARATION OF NEWCO

1.	Formulate an IP separation plan and obtain approval of the plan from the Palm PSG Committee by November 1, 2001.
2.	Formulate an organizational and financial model for Newco and obtain approval of the plan from the Palm PSG Committee by September 17, 2001.
3.	Develop a PalmOS strategy and product roadmap for Newco and obtain approval of same by the Palm Board at its October 11, 2001 meeting.
4.	Complete (to the reasonable satisfaction of the Palm Board) the integration of El Camino within two weeks of closing of the El Camino transaction.
5.	Complete substantive face-to-face meetings with the top three prospective investors in Newco by November 1, 2001.